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                                                                Exhibit 3.2.1.2

Effective October 22, 2001, the Amended and Restated By-laws were duly amended as follows:

Pursuant to Article IX, Section 2 of the By-laws of the Company, Section 1(a) and Section 1(b) of Article IV shall be deleted in their entirety and replaced with the following:

               "(a) The affairs of the Corporation shall be under the direction of the Board of Directors which shall be divided into three classes, designated Classes I, II and III, with the number of directors in each class to be divided as nearly equal in number as possible. The terms of the directors shall be staggered to provide for the election at the annual meeting of shareholders of one class each year for a three-year term.

               (b) The number of directors comprising the Board of Directors shall be fixed from time to time by a vote of 80% of the entire Board of Directors; provided, however, that the number of directors shall not exceed twelve (12) nor be less than three (3) except as permitted by law and the Articles of Incorporation of the Corporation, and provided further that the tenure of office of a director shall not be affected by any decrease or increase in the number of directors so made by the Board of Directors. In the event the number of directors is increased in advance of any annual meeting of shareholders, the Board of Directors shall elect a director or directors to fill such vacancies and shall appoint them to a class."